SHAREHOLDER RIGHTS PLAN AGREEMENT
DATED AS OF
APRIL 9, 2012
BETWEEN
CANALASKA URANIUM LTD.
AND
CIBC MELLON TRUST COMPANY
AS RIGHTS AGENT

TABLE OF CONTENTS

ARTICLE 1 - INTERPRETATION		2
1.1	CERTAIN DEFINITIONS	2
1.2	CURRENCY	12
1.3	HEADINGS	12
1.4	CALCULATION OF NUMBER AND PERCENTAGE OF BENEFICIAL OWNERSHIP OF OUTSTANDING
COMMON SHARES		12
1.5	ACTING JOINTLY OR IN CONCERT	13
ARTICLE 2 - THE RIGHTS		13
2.1	EVIDENCE OF HOLDING RIGHTS	13
2.2	INITIAL EXERCISE PRICE; EXERCISE OF RIGHTS; DETACHMENT OF RIGHTS	14
2.3	ADJUSTMENTS TO EXERCISE PRICE; NUMBER OF RIGHTS	17
2.4	DATE ON WHICH EXERCISE IS EFFECTIVE	20
2.5	EXECUTION, AUTHENTICATION, DELIVERY AND DATING OF RIGHTS CERTIFICATES	20
2.6	REGISTRATION, TRANSFER AND EXCHANGE	21
2.7	MUTILATED, DESTROYED, LOST AND STOLEN RIGHTS CERTIFICATES	21
2.8	PERSONS DEEMED OWNERS OF RIGHTS	22
2.9	DELIVERY AND CANCELLATION OF CERTIFICATES	22
2.10	AGREEMENT OF RIGHTS HOLDERS	23
2.11	RIGHTS CERTIFICATE HOLDER NOT DEEMED A SHAREHOLDER	24
ARTICLE 3 - ADJUSTMENTS TO THE RIGHTS		24
3.1	FLIP-IN EVENT	24
3.2	FIDUCIARY DUTIES OF THE BOARD	25
ARTICLE 4 - THE RIGHTS AGENT		26
4.1	GENERAL	26
4.2	MERGER, AMALGAMATION OR CONSOLIDATION OR CHANGE OF NAME OF RIGHTS AGENT	26
4.3	DUTIES OF RIGHTS AGENT	27
4.4	CHANGE OF RIGHTS AGENT	29
ARTICLE 5 - MISCELLANEOUS		30
5.1	REDEMPTION AND TERMINATION OF RIGHTS	30
5.2	WAIVER OF FLIP-IN EVENTS	31
5.3	EXPIRATION	32
5.4	ISSUANCE OF NEW RIGHTS CERTIFICATES	32
5.5	SUPPLEMENTS AND AMENDMENTS	32
5.6	FRACTIONAL RIGHTS AND FRACTIONAL SHARES	33
5.7	RIGHTS OF ACTION	34
5.8	REGULATORY APPROVALS	34
5.9	NOTICE OF PROPOSED ACTIONS	34
5.10	NOTICES	35
5.11	COMPLIANCE WITH ANTI-MONEY LAUNDERING LEGISLATION	36
5.12	PRIVACY LEGISLATION	36
5.13	COSTS OF ENFORCEMENT	36
5.14	SUCCESSORS	36
5.15	BENEFITS OF THIS AGREEMENT	36
5.16	GOVERNING LAW	37
5.17	SEVERABILITY	37
5.18	EFFECTIVE DATE AND SHAREHOLDER CONFIRMATION	37
5.19	DETERMINATIONS AND ACTIONS BY THE BOARD OF DIRECTORS	38
5.20	DECLARATION AS TO NON-CANADIAN HOLDERS	38
5.21	TIME OF THE ESSENCE	38
5.22	EXECUTION IN COUNTERPARTS	39

SCHEDULES:

SCHEDULE “A” - FORM OF RIGHTS CERTIFICATE
SCHEDULE “B” - FORM OF ELECTION TO EXERCISE
SCHEDULE “C” - FORM OF ASSIGNMENT

SHAREHOLDER RIGHTS PLAN AGREEMENT
THIS AGREEMENT is dated as of the 9th day of April, 2012.
BETWEEN:

    CANALASKA URANIUM LTD., a company incorporated under the laws of the Province of British Columbia, with its head office located at Suite 1020 – 625 Howe Street, Vancouver, BC   V6C 2T6 (the “Company”)

AND:

    CIBC   MELLON  TRUST COMPANY a  company incorporated under the federal laws of Canada, with an address for delivery located at Suite 1600 – 1066 West Hastings Street, Vancouver, BC   V6E 3X1

(the “Rights Agent”) WHEREAS:

(A)
the board of directors of the Company (the “Board of Directors”), in the exercise of its fiduciary duties has determined that it is advisable for the Company to adopt a shareholder rights plan (the “Rights Plan”) to;

(i)	ensure, to the extent possible, the fair treatment of all shareholders of the Company in connection with any take-over bid for the securities of the Company;
(ii)	ensure that any offer to acquire common shares of the Company (the “Common Shares”) is made to all the shareholders of the Company, and cannot be completed unless shareholders holding at least 50% of the common shares of the Company (other than the offeror and related parties) issued and outstanding as at the Record Time (as hereinafter defined), and in any case prior to the Expiration Time, are tendered in favour of the offer;
(iii)	ensure that the Board of Directors is provided with sufficient time to evaluate unsolicited take-over bids and to explore and develop alternatives to maximize shareholder value;

(B)	in order to implement the adoption of the Rights Plan as established by this Agreement, the Board of Directors has:

(i)	authorized the issuance, effective at the close of business (Vancouver time) on the Effective Date (as hereinafter defined), of one (1) Right (as hereinafter defined) in respect of each Common Share outstanding at the close of business (Vancouver time) on the Effective Date (the “Record Time”);

(ii)	authorized the issuance of one (1) Right in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time (as hereinafter defined) and the Expiration Time (as hereinafter defined); and
(iii)	authorized the issuance of Rights Certificate(s) (as hereinafter defined) to holders of Rights pursuant to the terms and subject to the conditions set forth herein;

(C)	each Right entitles the holder thereof, after the Separation Time, to purchase securities of the Company pursuant to the terms and subject to the conditions set forth herein; and

(D)
the Company desires to appoint the Rights Agent to act for and on behalf of the Company and the holders of Rights, and the Rights Agent is willing to so act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates, the exercise of Rights and other matters referred to herein.

NOW THEREFORE, in consideration of the premises and the respective covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and subject to such covenants and agreements, the parties hereby agree as follows:

ARTICLE 1 - INTERPRETATION
1.1           Certain Definitions
For purposes of this Agreement, the following terms have the meanings indicated:

(a)	“Acquiring Person” means any Person who is the Beneficial Owner of 20% or more of the outstanding Common Shares; provided, however, that the term “Acquiring Person” does not include:

(i)	the Company or any Subsidiary of the Company;
(ii)	any Person who becomes the Beneficial Owner of 20% or more of the outstanding Common Shares as a result of one or any combination of:

(A)	a Common Share Reduction;
(B)	Permitted Bid Acquisitions;
(C)	an Exempt Acquisition;
(D)	Pro Rata Acquisitions; or
(E)	a Convertible Security Acquisition;

provided, however, that if a Person becomes the Beneficial Owner of 20% or more of the outstanding Common Shares by reason of one or any combination of the operation of Paragraphs A, B, C, D or E above and such Person’s Beneficial Ownership of Common Shares thereafter increases by more than 1% of the number of Common Shares outstanding (other than pursuant to one or any combination of a Common Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Pro Rata Acquisition or a Convertible Security Acquisition), then as of the date such Person becomes the Beneficial Owner of such additional Common Shares, such Person shall become an “Acquiring Person”;

(iii)	for a period of ten days after the Disqualification Date (as defined below), any Person who becomes the Beneficial Owner of 20% or more of the outstanding Common Shares as a result of such Person becoming disqualified from relying on Clause 1.1(f)(iii)(B) because such Person is making or has announced a current intention to make a Take-over Bid, either alone or by acting jointly or in concert with any other Person. For the purposes of this definition, “Disqualification Date” means the first date of public announcement that any Person is making or intends to make a Take-over Bid either alone or by acting jointly or in concert with another Person;

(iv)	an underwriter or member of a banking or selling group that becomes the Beneficial Owner of 20% or more of the Common Shares in connection with a distribution of securities of the Company pursuant to an underwriting agreement with the Company; or

(v)	a Person (a “Grandfathered Person”) who is the Beneficial Owner of 20% or more of the outstanding Common Shares determined as at the Record Time, provided, however, that this exception shall not be, and shall cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person shall, after the Record Time, become the Beneficial Owner of any additional Common Shares that increases its Beneficial Ownership of Common Shares by more than 1% of the number of Common Shares outstanding, other than through one or any combination of a Permitted Bid Acquisition, an Exempt Acquisition, a Common Share Reduction, a Pro Rata Acquisition or a Convertible Security Acquisition;

(b)
“Affiliate”, when used to indicate a relationship with a specified Person, means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person;

(c)
“Agreement” means this shareholder rights plan agreement dated as of April 9, 2012 between the Company and the Rights Agent, as amended or supplemented from time to time; “hereof”, “herein”, “hereto” and similar expressions mean and refer to this Agreement as a whole and not to any particular part of this Agreement;

(d)
“Associate” means, when used to indicate a relationship with a specified Person, a spouse of that Person, any Person of the same or opposite sex with whom that Person is living in a conjugal relationship outside marriage, a child of that Person and a relative of that Person if that relative has the same residence as that Person;

(e)	“BCBCA” means the Business Corporations Act (British Columbia), as amended, and the regulations made thereunder and any comparable or successor laws or regulations thereto;
(f)	A Person is deemed the “Beneficial Owner” of, and to have “Beneficial Ownership” of, and to “Beneficially Own”:
	(i)	any securities as to which such Person or any of such Person’s Affiliates or Associates is the owner at law or in equity;
(ii)
any securities as to which such Person or any of such Person’s Affiliates or Associates has the right to become the owner at law or in equity (where such right is exercisable within a period of 60 days, whether or not on condition or on the happening of any contingency) pursuant to any agreement, arrangement, pledge or understanding, whether or not in writing, or upon the exercise of any conversion, exchange or purchase right (other than the Rights) attaching to a Convertible Security; other than pursuant to (A) customary agreements between the Company and underwriters or between underwriters and/or banking group members and/or selling group members with respect to a distribution of securities by the Company; (B) pledges of securities in the ordinary course of business); and (C) any agreement between the Company and any Person or Persons relating to a plan of arrangement, amalgamation or other statutory procedure which is subject to the approval of the holders of Common Shares;

(iii)
any securities which are Beneficially Owned within the meaning of Clauses 1.1(f)(i) or (ii) by any other Person with which such Person is acting jointly or in concert; provided, however, that a Person is not deemed the “Beneficial Owner” of, or to have “Beneficial Ownership” of, or to “Beneficially Own”, any security:

(A)
where such security has been deposited or tendered pursuant to any Take-over Bid or where the holder of such security has agreed pursuant to a Permitted Lock-Up Agreement to deposit or tender such security pursuant to a Take-Over Bid, in each case made by such Person, made by any of such Person’s Affiliates or Associates or made by any other Person acting jointly or in concert with such Person, until such deposited or tendered security  has been taken up or paid for, whichever shall first occur;

(B)
where such Person, any of such Person’s Affiliates or Associates or any other Person referred to in Clause 1.1(f)(iii), holds such security provided that (1) the ordinary business of any such Person (the “Investment Manager”) includes the management of mutual funds or investment funds for others (which others, for greater certainty, may include or be limited to one or more employee benefit plans or pension plans and/or includes the acquisition or holding of securities for a non-discretionary account of a Client (as defined below) by a dealer or broker registered under applicable securities laws to the extent required) and such security is held by the Investment Manager in the ordinary course of such business and in the performance of such Investment Manager's duties for the account of any other Person or Persons (a "Client"); or (2) such Person (the "Trust Company") is licensed to carry on the business of a trust company under applicable laws and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (each an "Estate Account") or in relation to other accounts (each an "Other Account") and holds such security in the ordinary course of such duties for such Estate Accounts or for such Other Accounts; or (3) such Person is a pension plan or fund registered under the laws of Canada or any Province thereof or the laws of the United States (a "Plan") or is a Person established by statute for purposes that include, and the ordinary business or activity of such Person (the "Statutory Body") includes, the management of investment funds for employee benefit plans, pension plans, insurance plans of various public bodies; or (4) such Person (the "Administrator") is the administrator or trustee of one or more Plans and holds such security for the purposes of its activities as an Administrator; provided, in any of the above cases, that the Investment Manager, the Trust Company, the Statutory Body, the Administrator or the Plan, as the case may be, is not then making and has not then announced an intention to make a Take- over Bid (other than an Offer to Acquire Common Shares or other securities by means of a distribution by the Company or by means of ordinary market transactions (including prearranged trades) executed through the facilities of a stock exchange or organized over-the-counter market), alone or by acting jointly or in concert with any other Person;

(C)
only because such Person or any of such Person’s Affiliates or Associates is (1) a Client of the same Investment Manager as another Person on whose account the Investment Manager holds such security, (2) an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds such security, or (3) a Plan with the same Administrator as another Plan on whose account the Administrator holds such security;

(D)
only because such Person is (1) a Client of an Investment Manager and such security is owned at law or in equity by the Investment Manager; (2) an Estate Account or an Other Account of a Trust Company and such security is owned at law or in equity by the Trust Company; or (3) a Plan and such security is owned at law or in equity by the Administrator of the Plan; or

(E)	where such person is the registered holder of securities as a result of carrying on the business of or acting as a nominee of a securities depository.

(g)	“Board of Directors” means the board of directors of the Company or any duly constituted and empowered committee thereof;
(h)	“Business Day” means any day other than a Saturday, Sunday or a day on which banking institutions in Vancouver, British Columbia are authorized or obligated by law to close;
(i)
“close of business” on any given date means the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the transfer office of the transfer agent for the Common Shares (or, after the Separation Time, the principal transfer office of the Rights Agent) is closed to the public in the city in which such transfer agent or Rights Agent has an office for the purposes of this Agreement;

(j)
“Closing Price” per Common Share on any date is the closing board lot sale price or, in case no such sale takes place on such date, the average of the closing bid and asked prices for each of such securities as reported by the Exchange;

(k)
“Common Shares” means the common shares in the capital of the Company as presently constituted, as such common shares may be subdivided, consolidated, reclassified or otherwise changed from time to time;

(l)
“Common Share Reduction” means an acquisition or redemption by the Company of Common Shares which, by reducing the number of Common Shares outstanding, increases the percentage of outstanding Common Shares Beneficially Owned by any Person to 20% or more of the Common Sharesthen outstanding; and

(m) “	Competing Permitted Bid” means a Take-over Bid that:

(i)	is made after a Permitted Bid or another Competing Permitted Bid has been made and prior to the expiry of the Permitted Bid or Competing Permitted Bid;
(ii)	complies with all of the provisions of a Permitted Bid other than the condition set forth in Clause (iii) of the definition of Permitted Bid; and
(iii)
contains, and the take-up and payment for securities tendered or deposited thereunder is subject to, irrevocable and unqualified conditions that no Shares shall be taken up or paid for pursuant to such Take-over Bid prior to the Close of Business on a date that is no earlier than the later of:

(A)	35 days after the date of such Take-over Bid; and
(B)
the earliest date on which Shares may be taken up or paid for under any Permitted Bid that preceded the Competing Permitted Bid that is then outstanding for the Shares, provided always that a Competing Permitted Bid will cease to be a Competing Permitted Bid at any time when the bid ceases to meet any of the provisions of this definition and provided that, at that time, any acquisition of Shares made pursuant to the Competing Permitted Bid, including any acquisitions of Shares previously made, will cease to be a Permitted Bid Acquisition;

(n)	“controlled”: a Person is “controlled” by another Person if:

(i)
securities entitled to vote in the election of directors or trustees, as the case may be, carrying more than 50% of the votes for the election of directors or trustees as applicable are held, directly or indirectly, by or for the benefit of the other Person or two or more persons acting jointly or in concert, and the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors or trustees, as thecase may be, of such Person;

(ii)
in the case of a specified Person that is a partnership that does not have directors, other than a limited partnership, the other Person holds more than 50 percent of the interests in the partnership; or

(iii) in the case of a specified Person that is a limited partnership, the other Person is the general partner of the limited partnership,

and “controls”, “controlling” and “under common control with” shall be interpreted accordingly.
(o)
“Convertible Security” means a security convertible, exercisable or exchangeable into a Common Share and a “Convertible Security Acquisition” means an acquisition by a Person of Common Shares upon the exercise, conversion or exchange of a Convertible Security received by a Person pursuant to a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition;

(p)	“Co-Rights Agents” has the meaning ascribed thereto in Subsection 4.1(a);

(q)	“Effective Date” means April 9, 2012;
(r)	“Election to Exercise” has the meaning ascribed thereto in Clause 2.2(d)(ii);

(s)	“Exchange” means the Toronto Stock Exchange and any other exchange or market on which the Common Shares may, from time to time, be listed or quoted for trading;

(t)	“Exempt Acquisition” means an acquisition of Common Shares:

(i) in respect of which the Board of Directors has waived the application of Section 3.1 pursuant to the provisions of Subsection 5.2;

(ii)
pursuant to a distribution by the Company of Common Shares or Convertible Securities (and the conversion or exchange of such securities) pursuant to a public offering or private placement, provided that the acquiror does not thereby Beneficially Own a greater percentage of the Common Shares or Convertible Securities so issued than the percentage of Common Shares or Convertible Securities Beneficially Owned by the acquiror immediately prior to such acquisition; or

(iii)
pursuant to an amalgamation, merger or other statutory procedure having similar effect which has been approved by the Board of Directors and the holders of the Common Shares by the requisite majority or majorities of the holders of Common Shares at a meeting duly called and held for such purpose in accordance with the BCBCA, the Articles of the Company and/or any other applicable legal requirements ;

(u)
“Exercise Price” means, as of any date, the price at which a holder of a Right may purchase the securities issuable upon exercise of one whole Right which, until adjustment thereof in accordance with the terms hereof, shall be three times the Market Price, as at the Separation Time, per Common Share;

(v)	“Expansion Factor” has the meaning ascribed thereto in Clause 2.3(a)(x);
(w)
“Expiration Time” means the earlier of: (i) the Termination Time; and (ii) the close of business on the date the this Agreement becomes void pursuant to the provisions of Subsection 5.18(a) or 5.18(b);

(x)	“Flip-in Event” means a transaction in or pursuant to which any Person becomes an Acquiring Person;
(y)	“holder” has the meaning ascribed thereto in Section 2.8;
(z)	“Independent Shareholders” means holders of Common Shares, other than:
	(i)	any Acquiring Person;
	(ii)	any Offeror, other than a Person referred to in Clause 1.1(f) (iii)(B);
	(iii)	any Affiliate or Associate of such Acquiring Person or Offeror;
	(iv)	any Person acting jointly or in concert with such Acquiring Person or fferor; and
(v)
any employee benefit plan, deferred profit sharing plan, stock participation plan and any other similar plan or trust for the benefit of employees of the Company or a Subsidiary of the Company, unless the beneficiaries of the plan or trust direct the manner in which the Common Shares are to be voted or direct whether the Common Shares are to be tendered to a Take-over Bid;

(aa)
“Market Price” per share of any securities on any date of determination means the average of the daily closing prices per share of such securities (determined as described below) on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in Section 2.3 hereof shall have caused the Closing Price used to determine the Market Price on  any Trading Days not to be fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day, each such closing price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in order to make it fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day;

(bb)	“Nominee” has the meaning ascribed thereto in Subsection 2.2(c);
(cc)	“Offer to Acquire” includes:

(i)	an offer to purchase or a solicitation of an offer to sell Common Shares or Convertible Securities, or a public announcement of an intention to make such an offer or solicitation; and
(ii)	an acceptance of an offer to sell Common Shares or Convertible Securities, whether or not such offer to sell has been solicited;
or any combination thereof, and the Person accepting an offer to sell is deemed to be making an Offer to Acquire to the Person that made the offer to sell;

(dd)
“Offeror” means a Person who has announced a current intention to make or who is making a Take-over Bid but only so long as the Take-over Bid so announced or made has not been withdrawn or terminated or has not expired;

(ee)	“Offeror’s Securities” means the aggregate number of Common Shares Beneficially owned by an Offeror;

(ff)
“Permitted Bid” means a Take-over Bid, made by an Offeror by way of take-over bid circular for all of the outstanding Common Shares not owned by the Offeror, which also complies with the following additional provisions:

(i)	the Take-over Bid is made to all holders of Common Shares on the books of the Company, other than the Offeror;
(ii)
no Common Shares are taken up or paid for pursuant to the Take-over Bid unless more than 50% of the Common Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the Take-over Bid and not withdrawn;

(iii)	no Common Shares are taken up or paid for pursuant to the Take-over Bid prior to the close of business on a date that is no earlier than 75 days following the date of the Take-over Bid;
(iv)
Common Shares may be deposited pursuant to such Take-over Bid at any time during the period of time between the date of the Take-over Bid and the date on which Common Shares may be taken up and paid for and any Common Shares deposited pursuant to the Take-over Bid may be withdrawn until taken up and paid for; and

(v)
if on the date on which Common Shares may be taken up and paid for under the Take-over Bid, more than 50% of the Common Shares held by Independent Shareholders have been deposited or tendered pursuant to the Take-over Bid and not withdrawn, the Offeror makes a public announcement of that fact and the Take-over Bid is extended to remain open for deposits and tenders of Common Shares for not less than ten Business Days from the date of such public announcement.

For purposes of this Agreement, (A) should a Take-over Bid which qualified as a Permitted Bid cease to be a Permitted Bid because it ceases to meet any or all of the requirements mentioned above prior to the time it expires (after giving effect to any extension) or is withdrawn, any acquisition of Common Shares made pursuant to such Take-over Bid is not a Permitted Bid Acquisition; and (B) the term “Permitted Bid” includes a Competing Permitted Bid.

(gg)	“Permitted Bid Acquisition” means an acquisition of Common Shares made pursuant to a Permitted Bid or a Competing Permitted Bid;

(hh)
“Person” includes an individual, body corporate, firm, partnership, syndicate or other form of unincorporated association, trust, trustee, executor, administrator, legal personal representative, group, unincorporated organization, a government and its agencies or instrumentalities, or other entity whether or not having legal personality;

(ii)	“Pro Rata Acquisition” means an acquisition by a Person of Common Shares or Convertible Securities pursuant to:

(i)
any dividend reinvestment plan or share purchase plan of the Company made available to all holders of Common Shares (other than holders resident in any jurisdiction where participation in any such plan is restricted or impractical as a result of applicable laws) ;

(ii)
a stock dividend, stock split or other event in respect of securities of the Company of one or more particular classes or series pursuant to which such Person becomes the Beneficial Owner of Common Shares on the same pro rata basis as all other holders of securities of the particular class, classes or series;

(iii)
the acquisition or the exercise by the Person of rights (other than the Rights) to purchase Common Shares issued by the Company to all holders of securities of the Company (other than holders resident in any jurisdiction where such issuance is restricted or impractical as a result of applicable law) of one or more particular classes or series pursuant to a rights offering or pursuant to a prospectus, provided that such rights are acquired directly from the Company and not from any other Person and the Person does not thereby acquire a greater percentage of such Common Shares than the Person’s percentage of Common Shares Beneficially Owned immediately prior to such acquisition; or

(iv)
a distribution of Common Shares or Convertible Securities made pursuant to a prospectus or by way of a private placement by the Company or a conversion or exchange of any Convertible Security provided that the Person does not thereby acquire a greater percentage of such Common Shares or of Convertible Securities so offered than the Person’s percentage of Common Shares Beneficially Owned immediately prior to such acquisition;

(jj)	“Record Time” has the meaning set forth in the recitals hereto;
(kk)	“Redemption Price” has the meaning attributed thereto in Subsection 5.1(a);

(ll)	“Right” means the right to purchase one Common Share upon the terms and subject to the conditions set forth in this Agreement;
(mm)
“Rights Certificate” means a certificate representing the Rights after the Separation Time, which shall be substantially in the form attached hereto as Schedule “A”, or such other form as the Company and the Rights Agent may agree;

(nn)	“Rights Register” has the meaning ascribed thereto in Subsection 2.6(a);
(oo)	“Securities Act” means the Securities Act (British Columbia), as amended, and the regulations thereunder, and any comparable or successor laws or regulations thereto;
(pp)	“Separation Time” means, subject to Subsection 5.2(c), the close of business on the tenth Trading Day after the earliest of:

(i)	the Share Acquisition Date;
(ii)
the date of the commencement of, or first public announcement of, the intent of any Person (other than the Company or any Subsidiary of the Company) to commence a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid); and

(iii)	the date on which a Permitted Bid or Competing Permitted Bid ceases to qualify as such,

or such later time as may be determined by the Board of Directors, provided that, if any Take-over Bid referred to in Clause (ii) or (iii) above expires, is not made, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid shall be deemed, for the purposes of this definition, never to have been commenced, made or announced and further provided that if the Board of Directors determines, pursuant to Section 5.2, to waive the application of Section 3.1 to a Flip-In Event, then the Separation Time in respect of such Flip-In Event shall be deemed never to have occurred and further provided that if the foregoing results in the Separation Time being prior to the Record Time, the Separation Time shall be the Record Time;

(qq)	“Share Acquisition Date” means the date of the first public announcement by the Company or an Acquiring Person or an Offeror of facts indicating that a Person has become an Acquiring Person;

(rr)	“Subsidiary”: a Person is a Subsidiary of another Person if:
	(i)	it is controlled by:
		(A)	that other; or

		(B)	that other and one or more Persons each of which is controlled by that other; or
		(C)	two or more Persons each of which is controlled by that other; or
	(ii)	it is a Subsidiary of a Person that is that other’s Subsidiary;

(ss)
“Take-over Bid” means an Offer to Acquire where the Common Shares and/or Convertible Securities subject to the Offer to Acquire, together with the Common Shares into or for which the Convertible Securities subject to the Offer to Acquire are convertible, exchangeable or exercisable and the Offeror’s Securities, constitute in the aggregate 20% or more of the outstanding Common Shares on the date of the Offer to Acquire;

(tt)	“Termination Time” means the time at which the right to exercise Rights shall terminate pursuant to Subsection 5.1(e) or 5.18(a); and
(uu).	“Trading Day” means a day on which the Exchange is open fro the transaction of business

1.2 Currency

All sums of money which are referred to in this Agreement are expressly in lawful money of Canada, unless otherwise specified.

1.3 Headings

The division of this Agreement into Articles, Sections, Subsections, Clauses, Paragraphs, Subparagraphs or other portions hereof and the insertion of headings, subheadings and a table of contents are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4 Calculation of Number and Percentage of Beneficial Ownership of Outstanding Common Shares

(a)
For purposes of this Agreement, in determining the percentage of outstanding Common Shares with respect to which a Person is or is deemed to be the Beneficial Owner, all unissued Common Shares of which such person is deemed to be the Beneficial Owner shall be deemed to be outstanding.

(b)	For purposes of this Agreement, the percentage of Common Shares Beneficially Owned by any Person shall be and be deemed to be the product (expressed as a percentage) determined by the formula:
100 x A/B where:

A =	the aggregate number of votes for the election of directors of the Company generally attaching to the Common Shares Beneficially Owned by such Person; and
B =	the aggregate number of votes for the election of directors of the Company generally attaching to all outstanding Common Shares.

The percentage of outstanding Common Shares represented by any particular group of Common Shares acquired or held by any Person shall be determined in like manner mutatis mutandis.

1.5  Acting Jointly or in Concert

For purposes of this Agreement a Person is acting jointly or in concert with every Person who is a party to an agreement, commitment, arrangement or understanding, whether formal or informal or written or unwritten, with the first Person to acquire or Offer to Acquire any Common Shares or Convertible Securities (other than (a) customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a distribution of securities by the Company, (b) pledges of securities in the ordinary course of business, and (c) Permitted Lock-Up Agreements).

ARTICLE 2 - THE RIGHTS

2.1  Evidence of Holding Rights

Certificates representing Common Shares which are issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time, shall also evidence one (1) Right for each Common Share represented thereby until the earlier of the Separation Time or the Expiration Time and shall have impressed on, printed on, written on or otherwise affixed to them the following legend:

Until the earlier of the Separation Time or the Expiration Time (as both terms are defined in the Shareholder Rights Plan Agreement referred to below), this certificate also evidences and entitles the holder hereof to certain Rights as set forth in a Shareholder Rights Plan Agreement dated as of April 9, 2012, as may be amended or supplemented from time to time (the “Shareholder Rights Plan Agreement”), between CanAlaska Uranium Ltd. (the “Company”) and CIBC Mellon Trust Company, as Rights Agent, the terms of which are incorporated herein by reference and a copy of which is on file at the principal executive offices of the Company.  Under certain circumstances set out in the Shareholder Rights Plan Agreement, the rights may be amended or redeemed, may expire or may become void (if, in certain cases they are “Beneficially Owned” by an “Acquiring Person” as such terms are defined in the Shareholder Rights Plan Agreement, whether currently held by or on behalf of such Person or a subsequent holder) or may be evidenced by separate certificates and no longer evidenced by this certificate.  The Company shall mail or arrange for the mailing of a copy of the Shareholder Rights Plan Agreement to the holder of this certificate without charge as soon as practicable after the receipt of a written request therefor.

Certificates representing Common Shares that are issued and outstanding as at the Record Time shall also evidence one (1) Right for each Common Share represented thereby notwithstanding the absence of the foregoing legend, until the earlier of the Separation Time and the Expiration Time.

Registered holders of Common Shares who have not received a share certificate and are entitled to do so shall be entitled to Rights as of such certificates had been issued and such Rights shall for all purposes hereof, be evidenced by the corresponding entries on the Company’s securities register for Common Shares.

2.2 Initial Exercise Price; Exercise of Rights; Detachment of Rights

(a)
Subject to adjustment as herein set forth, each Right shall entitle the holder thereof, from and after the Separation Time and prior to the Expiration Time, to purchase one Common Share for the Exercise Price as at the Business Day immediately preceding the day of exercise of the Right (which Exercise Price and number of Common Shares are subject to adjustment as set forth below).  Notwithstanding any other provision of this Agreement, any Rights held by the Company or any of its Subsidiaries shall be void.

(b)	Until the Separation Time,

	(i)	the Rights shall not be exercisable and no Right may be exercised; and
	(ii)	each Right shall be evidenced as provided in section 2.1, and shall be transferable only together with, and shall be transferred by a transfer of, such associated Common Share.
(c)	From and after the Separation Time and prior to the Expiration Time:
	(i)	the Rights shall be exercisable; and
	(ii)	the registration and transfer of Rights shall be separate from and independent of Common Shares.

Promptly following the Separation Time, the Company shall prepare or cause to be prepared and the Rights Agent shall mail to each holder of record of Common Shares as of the Separation Time and, in respect of each Convertible Security converted into Common Shares after the Separation Time and prior to the Expiration Time, promptly after such conversion, the Company shall prepare or cause to be prepared and the Rights Agent shall mail to the holder so converting (other than in either case an Acquiring Person and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such Rights (a “Nominee”)), at such holder's address as shown by the records of the Company (the Company hereby agreeing to furnish copies of such records to the Rights Agent for this purpose):

(A)
a Rights Certificate appropriately completed, representing the number of Rights held by such holder at the Separation Time or at the time of conversion, as applicable, and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Company may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule or regulation or with any rule or regulation of any self-regulatory organization, stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to usage; and

(B)	a disclosure statement describing the Rights,

provided that a Nominee shall be sent the materials provided for in subsections (A) and (B) above only in respect of all Common Shares held of record by it which are not Beneficially Owned by an Acquiring Person.  In order for the Company to determine whether any Person is holding Common Shares which are Beneficially Owned by another Person, the Company may require such Person to furnish such information and documentation as the Company deems necessary.

(d)
Rights may be exercised, in whole or in part, on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent at its office in Vancouver, British Columbia or any other office of the Rights Agent in cities designated from time to time for that purpose by the Company with the approval of the Rights Agent:

(i)	the Rights Certificate evidencing such Rights;
(ii)
an election to exercise such Rights (an “Election to Exercise”) substantially in the form attached to the Rights Certificate duly completed and executed in a manner satisfactory to the Rights Agent; and

(iii)
payment by certified cheque, bank draft, money order or wire transfer payable to the order of the Rights Agent, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being exercised.

(e)
Upon receipt of a Rights Certificate, together with a completed Election to Exercise executed in accordance with Clause 2.2(d)(ii), which does not indicate that such Right is null and void as provided by Subsection 3.1(b), and payment as set forth in Clause 2.2(d)(iii), the Rights Agent (unless otherwise instructed by the Company in the event that the Company is of the opinion that the Rights  cannot be exercised in accordance with this Agreement) shall thereupon as soon as practicable:

(i)
requisition from the transfer agent certificates representing the number of such Common Shares to be purchased (the Company hereby irrevocably authorizing its transfer agent to comply with all such requisitions);

(ii)	when appropriate, requisition from the Company the amount of cash to be paid in lieu of issuing fractional Common Shares;
(iii)
after receipt of the certificates referred to in Clause 2.2(e)(i), deliver the same to or upon the order of the registered holder of such Rights Certificates, registered in such name or names as may be designated by such holder;

(iv)	when appropriate, after receipt, deliver the cash referred to in Clause 2.2(e)(ii) to or to the order of the registered holder of such Rights Certificate; and
(v)	remit to the Company all payments received on the exercise of Rights.

(f)
In case the holder of any Rights shall exercise less than all the Rights evidenced by such holder’s Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised shall be issued by the Rights Agent to such holder or to such holder’s duly authorized assigns.

(g)	The Company covenants and agrees that it shall:

(i)
take all such action as may be necessary and within its power to ensure that all Common Shares delivered upon exercise of Rights shall, at the time of delivery of the certificates for such Common Shares (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered as fully paid and non-assessable;

(ii)
take all such action as may be necessary and within its power to comply with the requirements of the BCBCA, the Securities Act and the securities laws or comparable legislation of each of the provinces of Canada, and any other applicable law, rule or regulation, in connection with the issuance and delivery of the Rights Certificates and the issuance of any Common Shares upon exercise of Rights;

(iii)
use reasonable efforts to cause all Common Shares issued upon exercise of Rights to be listed on the stock exchanges and markets on which such Common Shares were traded immediately prior to the Share Acquisition Date;

(iv)
pay when due and payable, if applicable, any and all federal, provincial and municipal transfer taxes and charges (not including any income or capital taxes of the holder or exercising holder or any liability of the Company to withhold tax) which may be payable in respect of the original issuance or delivery of the Rights Certificates, or certificates for Common Shares to be issued upon exercise of any Rights, provided that the Company shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being transferred or exercised; and

(v)
after the Separation Time, except as permitted by this Agreement, not take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action shall diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

2.3           Adjustments to Exercise Price; Number of Rights

The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3.

(a)	In the event the Company shall at any time after the date of this Agreement:

(i)	declare or pay a dividend on Common Shares payable in Common Shares or Convertible Securities in respect thereof other than pursuant to any dividend reinvestment plan;
(ii)	subdivide or change the then outstanding Common Shares into a greater number of Common Shares;
(iii)	consolidate or change the then outstanding Common Shares into a smaller number of Common Shares; or
(iv)	issue any Common Shares (or Convertible Securities in respect thereof) in respect of, in lieu of or in exchange for existing Common Shares except as otherwise provided in this Section 2.3,

then the Exercise Price and the number of Rights outstanding (or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable upon exercise of Rights) shall be adjusted as follows:

(x)
the Exercise Price in effect after such adjustment shall be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Common Shares (or other capital stock) (the “Expansion Factor”) that a holder of one Common Share immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result thereof; and

(y)
each Right held prior to such adjustment shall become that number of Rights equal to the Expansion Factor,  and the adjusted number of Rights shall be deemed to be distributed among the Common Shares with respect to which the original Rights were associated (if they remain outstanding) and the shares issued in respect of such dividend, subdivision, change, consolidation or issuance, so that each such Common Share (or other capital stock) shall have exactly one (1) Right associated with it.

For greater certainty, if the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment shall be the securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result of such dividend, subdivision, change, consolidation or issuance.

If, after the Record Time and prior to the Expiration Time, the Company shall issue any shares of capital stock other than Common Shares in a transaction of a type described in Clause 2.3(a)(i) or (iv), shares of such capital stock shall be treated herein as nearly equivalent to Common Shares as may be practicable and appropriate under the circumstances and the Company and the Rights Agent agree to amend this Agreement in order to effect such treatment.

If an event occurs which would require an adjustment under both this Section 2.3 and Section 3.1, the adjustment provided for in this Section 2.3 shall be in addition to, and shall be made prior to, any adjustment required under Section 3.1.

In the event the Company shall at any time after the Record Time and prior to the Separation Time issue any Common Shares otherwise than in a transaction referred to in this Subsection 2.3(a), each such Common Share so issued shall automatically have five (5) new Rights associated with it, which Rights shall be evidenced by the certificate representing such associated Common Share.

(b)
Notwithstanding anything herein to the contrary, no adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least one per cent in the Exercise Price; provided, however, that any adjustments which by reason of this Subsection 2.3(d) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under Section 2.3 shall be made to the nearest cent or to the nearest ten-thousandth of a share. Any adjustment required by Section 2.3 shall be made as of:

(i)	the payment or effective date for the applicable dividend, subdivision, change, combination or issuance, in the case of an adjustment made pursuant to Subsection 2.3(a); or
(ii)
the record date for the applicable dividend or distribution, in the case of an adjustment made pursuant to Subsection 2.3(b) or (c), subject to readjustment to reverse the same if such distribution shall not be made.

(c)
In the event the Company shall at any time after the Record Time and prior to the Separation Time issue any shares of capital stock (other than Common Shares),  or rights, options or warrants to subscribe for or purchase any such capital stock, or securities convertible into or exchangeable for any such capital stock, in a transaction referred to in Clause 2.3(a)(i) or (iv) or Subsections 2.3(b) or (c), if the Board of Directors acting in good faith determines that the adjustments contemplated by Subsections 2.3(a), (b) and (c) in connection with such transaction shall not appropriately protect the interests of the holders of Rights, the Board of Directors may determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights would be appropriate and, notwithstanding Subsections 2.3(a), (b) and (c), such adjustments, rather than the adjustments contemplated by Subsections 2.3(a), (b) and (c), shall be made. Subject to Subsection 5.5(b) and (c), the Company and the Rights Agent may, with the prior approval of the holders of the Common Shares, amend this Agreement as appropriate to provide for such adjustments.

(d)
Each Right originally issued by the Company subsequent to any adjustment made to the Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of Common Shares purchasable from time to time hereunder upon exercise of a Right immediately prior to such issue, all subject to further adjustment as provided herein.

(e)
Irrespective of any adjustment or change in the Exercise Price or the number of Common Shares issuable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the Exercise Price per Common Share and the number of Common Shares which were expressed in the initial Rights Certificates issued hereunder.

(f)
In any case in which this Section 2.3 shall require that an adjustment in the Exercise Price be made effective as of a record date for a specified event, the Company may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date the number of Common Shares and other securities of the Company, if any, issuable upon such exercise over and above the number of Common Shares and other securities of the Company, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment; provided, however, that the Company shall deliver to such holder an appropriate instrument evidencing such holder's right to receive such additional shares (fractional or otherwise) or other securities upon the occurrence of the event requiring such adjustment.

(g)
Notwithstanding anything contained in this Section 2.3 to the contrary, the Company shall be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that in their good faith judgment the Board of Directors shall determine to be advisable, in order that any:

(i)	consolidation or subdivision of Common Shares;
(ii)	issuance (wholly or in part for cash) of Common Shares or securities that by their terms are convertible into or exchangeable for Common Shares;
(iii)	stock dividends; or

	(iv)	issuance of rights, options or warrants referred to in this Section 2.3,

hereafter made by the Company to holders of its Common Shares, subject to applicable taxation laws, shall not be taxable to such shareholders or shall subject such shareholders to a lesser amount of tax.

(h)	Whenever an adjustment to the Exercise Price is made pursuant to this Section 2.3, the Company shall:

(i)	promptly prepare a certificate setting forth such adjustment and a brief statement of the facts accounting for such adjustment; and
(ii)	promptly file with the Rights Agent and with each transfer agent for the Common Shares a copy of such certificate and mail a brief summary thereof to each holder of Rights who requests a copy.

Failure to file such certificate or to cause such notice to be given as aforesaid, or any defect therein, shall not affect the validity of any such adjustment or change.

2.4 Date on Which Exercise Is Effective

Each Person in whose name any certificate for Common Shares or other securities, if applicable, is issued upon the exercise of Rights shall for all purposes be deemed to have become the absolute holder of record of the Common Shares or other securities, if applicable, represented thereon, and such certificate shall be dated the date upon which the Rights Certificate evidencing such Rights was duly surrendered in accordance with Subsection 2.2(d) (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the Common Share transfer books of the Company are closed, such Person shall be deemed to have become the record holder of such shares on, and such certificate shall be dated, the next succeeding Business Day on which the Common Share transfer books of the Company are open.

2.5 Execution, Authentication, Delivery and Dating of Rights Certificates

(a)
The Rights Certificates shall be executed on behalf of the Company by any two officers of the Company.  The signature of any of these officers on the Rights Certificates may be manual or facsimile.  Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Company shall bind the Company, notwithstanding that such individuals or any of them have ceased to hold such offices either before or after the countersignature and delivery of such Rights Certificates.

(b)
Promptly after the Company learns of the Separation Time, the Company shall notify the Rights Agent of such Separation Time and shall deliver disclosure statements and Rights Certificates executed by the Company to the Rights Agent for countersignature, and the Rights Agent shall countersign (manually in a manner satisfactory to the Company) and send such Rights Certificates to the  holders of the Rights pursuant to Subsection 2.2(c) hereof.  No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

(c)	Each Rights Certificate shall be dated the date of countersignature thereof.

2.6 Registration, Transfer and Exchange

(a)
After the Separation Time, the Company shall cause to be kept a register (the “Rights Register”) in which, subject to such reasonable regulations as it may prescribe, the Company shall provide for the registration and transfer of Rights.  The Rights Agent, at its office in the City of Vancouver, is hereby appointed registrar for the Rights (the “Rights Registrar”) for the purpose of maintaining the Rights Register for the Company and registering Rights and transfers of Rights as herein provided and the Rights Agent hereby accepts such appointment.  In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent shall have the right to examine the Rights Register at all reasonable times.

(b)
After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of Subsection 2.6(d), the Company shall execute, and the Rights Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

(c)
All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be the valid obligations of the Company, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(d)
Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Company or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder’s attorney duly authorized in writing and shall be guaranteed by a Canadian Schedule 1 chartered bank or an eligible guarantor institution with membership in an approved signature guarantee medallion program.  As a condition to the issuance of any new Rights Certificate under this Section 2.6, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.

2.7 Mutilated, Destroyed, Lost and Stolen Rights Certificates

(a)
If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Company shall execute and the Rights Agent shall  countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

(b)	If there shall be delivered to the Company and the Rights Agent prior to the Expiration Time:

(i)	evidence to their reasonable satisfaction of the destruction, loss or theft of any Rights Certificate; and
(ii)	such surety bond and indemnity as may be reasonably required by them to save each of them and any of their agents harmless,

then, in the absence of notice to the Company or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Company shall execute and upon the Company’s request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

(c)
As a condition to the issuance of any new Rights Certificate under this Section 2.7, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.

(d)
Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence the contractual obligation of the Company, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued hereunder.

2.8  Persons Deemed Owners of Rights

The Company, the Rights Agent and any agent of the Company or the Rights Agent may deem and treat the Person in whose name a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever.  As used in this Agreement, unless the context otherwise requires, the term “holder” of any Right means the registered holder of such Right (or, prior to the Separation Time, of the associated Common Share).

2.9  Delivery and Cancellation of Certificates

All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent.  The Company may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Company may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent.  No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9, except as expressly permitted by this Agreement.  The Rights Agent shall, subject to applicable laws, destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Company on request.

2.10 Agreement of Rights Holders

Every holder of Rights, by accepting the same, consents and agrees with the Company and the Rights Agent and with every other holder of Rights:

(a)	to be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held;
(b)	that prior to the Separation Time, each Right shall be transferable only together with, and shall be transferred by a transfer of, the associated Common Share certificate representing such Right;
(c)	that after the Separation Time, the Rights Certificates shall be transferable only on the Rights Register as provided herein;
(d)
that prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of transfer, the Company, the Rights Agent and any agent of the Company or the Rights
Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Common Share certificate made by anyone other than the Company or the Rights Agent) for all purposes whatsoever, and neither the Company nor the Rights Agent shall be affected by any notice to the contrary;

(e)	that such holder of Rights has waived his/her right to receive any fractional Rights or any fractional shares or other securities upon exercise of a Right (except as provided herein);
(f)
that, subject to the provisions of Section 5.5, without the approval of any holder of Rights or Common Shares and upon the sole authority of the Board of Directors, acting in good faith, this Agreement may be supplemented or amended from time to time pursuant to and as provided herein; and

(g)
that notwithstanding anything in this Agreement to the contrary, neither the Company nor the Rights Agent shall have any liability to any holder of a Right or any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of preliminary or permanent injunctions or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulations or executive order promulgated or enacted by any governmental authority prohibiting or otherwise restraining performance of such obligation.

2.11 Rights Certificate Holder Not Deemed a Shareholder

No holder, as such, of any Rights or Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose whatsoever the holder of any Common Share or any other share or security of the Company which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Rights Certificate be construed or deemed or confer upon the holder of any Right or Rights Certificate, as such, any right, title, benefit or privilege of a holder of Common Shares or any other shares or securities of the Company or any right to vote at any meeting of shareholders of the Company whether for the election of directors or otherwise or upon any matter submitted to holders of Common Shares or any other shares of the Company at any meeting thereof, or to give or withhold consent to any action of the Company, or to receive notice of any meeting or other action affecting any holder of Common Shares or any other shares of the Company except as expressly provided herein, or to receive dividends, distributions or subscription rights, or otherwise, until the Right or Rights evidenced by Rights Certificates shall have been duly exercised in accordance with the terms and provisions hereof.

ARTICLE 3 - ADJUSTMENTS TO THE RIGHTS

3.1 Flip-in Event

(a)
Subject to Subsections 3.1(b) and Section 5.1, in the event that prior to the Expiration Time a Flip-in Event shall occur, each Right shall constitute, effective at the close of business on the tenth Business Day after the Share Acquisition Date, the right to purchase from the Company, upon exercise thereof in accordance with the terms hereof, that number of Common Shares having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such Right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that after such consummation or occurrence, an event of a type analogous to any of the events described in Section 2.3 shall have occurred).

(b)
Notwithstanding anything in this Agreement to the contrary, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time or the Share Acquisition Date by:

(i)
an Acquiring Person, or any Affiliate or Associate of an Acquiring Person or any other Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of such other Person; or

(ii)
a transferee or other successor in title, directly or indirectly, (a “Transferee”) of Rights held by an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any other Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of such other Person), where such Transferee becomes a transferee concurrently with or subsequent to the Acquiring Person becoming such in a transfer that the Board of Directors acting in good faith has determined is part of a plan, arrangement or scheme of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any other Person acting jointly or  in concert with an Acquiring Person or any Affiliate or Associate of such other Person), that has the purpose or effect of avoiding Clause 3.1(b)(i), shall become null and void without any further action, and any holder of such Rights (including any Transferee) shall thereafter have no right to exercise such Rights under any provision of this Agreement and further shall thereafter not have any other rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise.

(c)
Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either Clause 3.1(b)(i) or (ii) or transferred to any nominee of any such Person, and any Rights Certificate issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall contain the following legend:

The Rights represented by this Rights Certificate were issued to a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Shareholder Rights Plan Agreement) or a Person who was acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of such Person.  This Rights Certificate and the Rights represented hereby are void or shall become void in the circumstances specified in Subsection 3.1(b) of the Shareholder Rights Plan Agreement.

provided, however, that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall impose such legend only if instructed to do so by the Company in writing or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not a Person described in such legend and provided further that the fact that such legend does not appear on a certificate is not determinative of whether any Rights represented thereby are void under this Section.

(d)
From and after the Separation Time, the Company shall do all such acts and things as shall be necessary and within its power to ensure compliance with the provisions of this Section 3.1, including without limitation, all such acts and things as may be required to satisfy the requirements of the BCBCA, the Securities Act and the securities laws or comparable legislation of each of the provinces of Canada in respect of the issue of Common Shares upon the exercise of Rights in accordance with this Agreement.

3.2  Fiduciary Duties of the Board

For clarification it is understood that nothing contained in this Agreement shall be considered to affect the obligations of the directors of the Company to exercise their fiduciary duties.  Without limiting the generality of the foregoing, nothing contained herein shall be construed to suggest or imply that the Board of Directors shall not be entitled to recommend that holders of the Common Shares reject or accept any Take-over Bid or take any other action including the commencement, prosecution, defence or settlement of any litigation and the solicitation of additional or alternative Take-over Bids or other proposals to the shareholders of the Company that the directors believe are necessary or appropriate in the exercise of their fiduciary duties.

ARTICLE 4 - THE RIGHTS AGENT

4.1  General

(a)
The Company hereby appoints the Rights Agent to act as agent for the Company in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment.  The Company may from time to time appoint such co-Rights Agents (“Co-Rights Agents”) as it may deem necessary or desirable with the approval of the Rights Agent.  In the event the Company appoints one or more Co-Rights Agents, the respective duties of the Rights Agent and Co-Rights Agents shall be as the Company may determine with the approval of the Rights Agent and the Co-Rights Agent.  The Company agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable expenses and counsel fees and other disbursements incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder (including the fees and disbursements of any expert or advisor retained by the Rights Agent).  The Company also agrees to indemnify the Rights Agent, and its officers, directors, employees and agents for, and to hold it and them harmless against, any loss, liability, costs, claim, action, damage, suit or expense, incurred without gross negligence, bad faith or wilful misconduct on the part of the Rights Agent or such persons, for anything done or omitted by the Rights Agent or such persons in connection with the acceptance and administration of this Agreement, including legal costs and expenses, which right to indemnification shall survive the termination of this Agreement and the resignation or removal of the Rights Agent.

(b)
The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Common Shares, Rights Certificate, certificate for other securities of the Company, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

(c)
The Company shall inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent and, at any time upon request, shall provide to the Rights Agent an incumbency certificate certifying the then current officers of the Company.

4.2 Merger, Amalgamation or Consolidation or Change of Name of Rights Agent

(a)
Any corporation into which the Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation, statutory arrangement or consolidation to which the Rights Agent is a party, or any corporation succeeding to the shareholder or stockholder services business of the Rights Agent, shall be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor rights agent under the provisions of Section 4.4 hereof.  In case at the time such successor rights agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any successor rights agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights have not been countersigned, any successor rights agent may countersign such Rights Certificates in the name of the predecessor Rights Agent or in the name of the successor rights agent; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

(b)
In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

4.3  Duties of Rights Agent

The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, all of which the Company and the holders of certificates for Common Shares and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

(a)
the Rights Agent, at the Company’s expense, may retain and consult with legal counsel (who may be the legal counsel for the Company) and the opinion of such counsel shall be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion and the Rights Agent may also consult with such other experts or advisors as the Rights Agent may reasonably consider necessary or appropriate to properly determine and carry out the duties and obligations imposed under this Agreement (at the expense of the Company) and the Rights Agent shall be entitled to act and rely in good faith on the advice of any such experts or advisors;

(b)
whenever in the performance of its duties under this Agreement, the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Company prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a Person believed by the Rights Agent to be the Chairman of the Board, President, any Vice-President, Treasurer, Corporate Secretary or any Assistant Secretary of the Company and delivered to the Rights Agent; and such certificate shall be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate;

(c)	the Rights Agent shall be liable hereunder only for its own gross negligence, bad faith or wilful misconduct;
(d)
the Rights Agent shall not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Common Shares or the Rights Certificates (except its countersignature thereof), or be required to verify the same, but all such statements and recitals are and shall be deemed to have been made by the Company only;

(e)
the Rights Agent shall not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any certificate for a Common Share or Rights Certificate (except its countersignature thereof); nor shall it be responsible for any breach by the Company of any covenant or condition contained in this Agreement or in any Rights Certificate; nor shall it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to Subsection 3.1(b) hereof) or any adjustment required under the provisions of Section 2.3 hereof or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 describing any such adjustment); nor shall it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Common Shares to be issued pursuant to this Agreement or any Rights or as to whether any Common Shares shall, when issued, be duly and validly authorized, executed, issued and delivered and fully paid and nonassessable;

(f)
the Company agrees that it shall perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement;

(g)
the Rights Agent is hereby authorized and directed to accept instructions in writing with respect to the performance of its duties hereunder from any individual believed by the Rights Agent to be the Chairman of the Board, President, Chief Executive Officer, Chief Financial Officer, any Vice-President, Treasurer, Corporate Secretary or any Assistant Secretary of the Company, and to apply to such individuals for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with instructions of any such individual. It is understood that instructions to the Rights Agent shall, except where circumstances make it impractical or the Rights Agent otherwise agrees, be given in writing and, where not in writing, such instructions shall be confirmed in writing as soon as practicable after the giving of such instructions;

(h)
the Rights Agent and any shareholder or stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Rights or other securities of the Company or become pecuniarily interested in any transaction in which the Company may be interested, or contract with or lend money to the Company or otherwise act as fully and freely as though it were not Rights Agent under this Agreement.  Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Company or for any other legal entity; and

(i)
the Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent shall not be answerable or accountable for any act, omission, default, neglect or misconduct of any such attorneys or agents or for any loss to the Company resulting from any such act, omission, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

                                                               29

4.4 Change of Rights Agent

The Rights Agent may resign and be discharged from its duties under this Agreement upon 60 days notice (or such lesser notice as is acceptable to the Company) in writing mailed to the Company and to each transfer agent of Common Shares by registered mail, and to the holders of Rights in accordance with Section 5.10 at the expense of the Company.  The Company may remove the Rights Agent upon 30 days notice in writing, mailed to the Rights Agent and to each transfer agent of the Common Shares by regular mail and to the holders of Rights in accordance with Section 5.10.  If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Company shall appoint a successor to the Rights Agent.  If the Company fails to make such appointment within a period of 30 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then by prior written notice to the Company the resigning Rights Agent or the holder of any Rights (which holder shall, with such notice, submit such holder’s Rights Certificate, if any, for inspection by the Company), may apply, at the Company’s expense, to any court of competent jurisdiction for the appointment of a new rights agent.  Any successor rights agent, whether appointed by the Company or by such a court, shall be a corporation incorporated under the laws of Canada or a province thereof authorized to carry on the business of a trust company in the Province of British Columbia.  After appointment, the successor rights agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named as rights agent without further act or deed; but the predecessor Rights Agent shall, upon payment in full of any outstanding amounts owing by the Company to the Rights Agent under this Agreement, deliver and transfer to the successor rights agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose.  Not later than the effective date of any such appointment, the Company shall file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Shares, and mail a notice thereof in writing to the holders of the Rights in accordance with Section 5.10.  Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of any successor rights agent, as the case may be.

ARTICLE 5 - MISCELLANEOUS

5.1Redemption and Termination of Rights

(a)
The Board of Directors acting in good faith may, at any time prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to Section 5.2, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.001 per Right, appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3, if an event of the type analogous to any of the events described in Section 2.3 shall have occurred (such redemption price being herein referred to as the “Redemption Price”).

(b)
Where a Person acquires, pursuant to a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition occurring under Section 5.2(b) hereof, outstanding Shares and/or Convertible Securities, the Board of Directors shall, notwithstanding the provisions of Section 5.1(a), immediately upon such acquisition and without further formality, be deemed to have elected to redeem the Rights at the Redemption Price.

(c)
Where a Take-over Bid that is not a Permitted Bid or a Competing Permitted Bid expires, is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all of the outstanding Rights at the Redemption Price.

(d)
If the Board of Directors elects to or is deemed to have elected to redeem the Rights, (i) the right to exercise the Rights will thereupon, without further action and without notice, terminate and each Right will after redemption be void and the only right thereafter of the holders of Rights shall be to receive the Redemption Price; and (ii) subject to Section 5.1(f), no further Rights shall thereafter be issued.

(e)
Within ten Business Days of the Board of Directors electing or having been deemed to have elected to redeem the Rights, the Company shall give or cause to be given notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at his last address as it appears upon the Rights Register of the Rights Agent, or, prior to the Separation Time, on the share register maintained by the Company’s transfer agent or transfer agents. Each such notice of redemption shall state the method by which the payment of the Redemption Price shall be made.

(f)
Upon the Rights being redeemed pursuant to Section 5.1(c), all the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Shares as of the Separation Time had not been mailed to each such holder and for all purposes of this Agreement, the Separation Time shall be deemed not to have occurred and the Rights shall remain attached to the outstanding Shares, subject to and in accordance with the provisions of this Agreement.

(g)
The Company shall not be obligated to make a payment of the Redemption Price to any holder of Rights unless such holder is entitled to receive at least $1.00 in respect of all Rights held by such holder.

5.2  Waiver of Flip-In Events

(a)
The Board of Directors may, at any time prior to the occurrence of a Flip-in Event that would occur by reason of an acquisition of Shares or Convertible Securities otherwise than in the circumstances described in section 5.2(b) or section 5.2(c), waive the application of Section 3.1 to such Flip-in Event by written notice delivered to the Rights Agent.

(b)
The Board of Directors may, at any time prior to the occurrence of a Flip-in Event that would occur by reason of a Take-over Bid for all Shares made by means of a take-over bid circular sent to all holders of record of Shares (which, for greater certainty, shall not include the circumstances described in Section 5.2(c)), waive the application of Section 3.1 to such Flip-in Event by written notice delivered to the Rights Agent, provided, however, that if the Board of Directors waives the application of Section 3.1 to such a Flip-in Event, the Board of Directors shall be deemed to have waived the application of Section 3.1 to any other Flip-in Event occurring by reason of any Take-over Bid for all Shares which is made by means of a take-over bid circular sent to all holders of record of Shares prior to the expiry, termination or withdrawal of any Take-over Bid in respect of which a waiver is, or is deemed to have been, granted under this Section 5.2(b).

(c)	The Board of Directors may waive the application of Section 3.1 to a Flip-in Event provided that the following conditions are satisfied:

(i)
the Board of Directors has determined that the Acquiring Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person; and

(ii)	such Acquiring Person:

(A )	has reduced its Beneficial Ownership of Shares such that, at the time of the waiver pursuant to this Section 5.2.3, it is no longer an Acquiring Person; or
(B)
covenants in favour of the Company, on terms acceptable to the Board of Directors, to reduce its Beneficial Ownership of Shares within a period of time specified by the Board of Directors such that, at the time the waiver becomes effective at the expiry of such period of time, it is no longer an Acquiring Person nd in the event of such waiver, for the purposes of the Agreement, the Flip-in Event shall be deemed never to have occurred.

  a

5.3 Expiration

No Person shall have any rights whatsoever pursuant to this Agreement or in respect of any Right after the Expiration Time, except the Rights Agent as specified in Section 4.1 of this Agreement.

5.4  Issuance of New Rights Certificates

Notwithstanding any of the provisions of this Agreement or the Rights to the contrary, the Company may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number or kind or class of securities purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.5 Supplements and Amendments

(a)
The Company may make amendments to this Agreement to correct any clerical or typographical error or which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation or regulations or rules hereunder.  The Company may, prior to the date of the shareholders’ meeting referred to in Section 5.18, supplement, amend, vary, rescind or delete any of the provisions of this Agreement and the Rights without the approval of any holders of Rights or Common Shares in order to make any changes which the Board of Directors acting in good faith may deem necessary or desirable, if such action would not materially adversely affect the interests of the holders of the Rights generally.  Notwithstanding anything in this Section 5.5 to the contrary, no such supplement or amendment shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent to such supplement or amendment.

(b)
Subject to Subsection 5.5(a), the Company may, with the prior approval of the holders of Common Shares obtained as set forth below, at any time before the Separation Time, supplement, amend, vary, rescind or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if the action requiring such approval is authorized by the affirmative vote of a majority of the votes cast by Independent Shareholders present or represented at and entitled to be voted at a meeting of the holders of Common Shares duly called and held in compliance with applicable laws and the articles of the Company.

(c)
Subject to Subsection 5.5(a), the Company may, with the prior approval of the holders of Rights, at any time on or after the Separation Time, supplement, amend, vary, rescind or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally), provided that no such amendment, variation or deletion shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent thereto.

(d)
Any approval of the holders of Rights shall be deemed to have been given if the action requiring such approval is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof.  For the purposes hereof, each outstanding Right (other than Rights which are void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Company’s articles and the BCBCA, with respect to meetings of shareholders of the Company.

(e)
Any amendments made by the Company to this Agreement pursuant to Subsection 5.5(a) which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation or regulations or rules hereunder shall:

(i)
if made before the Separation Time, be submitted to the shareholders of the Company at the next meeting of shareholders and the shareholders may, by the majority referred to in Subsection 5.5(b), confirm or reject such amendment; or

(ii)
if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called for on a date not later than immediately following the next meeting of shareholders of the Company and the holders of Rights may, by resolution passed by the majority referred to in Subsection 5.5(d), confirm or reject such amendment.

Any such amendment shall be effective from the date of the resolution of the Board of Directors adopting such amendment, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it continues in effect in the form so confirmed.  If such amendment is rejected by the shareholders or the holders of Rights or is not submitted to the shareholders or holders of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting (or any adjournment of such meeting) at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Board of Directors to amend this Agreement to substantially the same effect shall be effective until confirmed by the shareholders or holders of Rights as the case may be.

5.6  Fractional Rights and Fractional Shares

(a)
The Company shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights.  After the Separation Time, in lieu of issuing fractional Rights, the Company shall pay to the holders of record of the Rights Certificates (provided the Rights represented by such Rights Certificates are not void pursuant to the provisions of Subsection 3.1(b), at the time such fractional Rights would otherwise be issuable), an amount in cash equal to the fraction of the Market Price of one whole Right that the fraction of a Right that would otherwise be issuable is of one whole Right. The Rights Agent shall have no obligation to make any payments in lieu of issuing fractions of Rights pursuant to this Subsection 5.6(a) unless and until the Company shall have provided to the Rights Agent the amount of cash to be paid in lieu of issuing such fractional Rights.

(b)
The Company shall not be required to issue fractions of Common Shares upon exercise of Rights or to distribute certificates which evidence fractional Common Shares.  In lieu of issuing fractional Common Shares, the Company shall pay to the registered holders of Rights Certificates, at the time such Rights are exercised as herein provided, an amount in cash equal to the fraction of the Market Price of one Common Share that the fraction of a Common Share that would otherwise be issuable upon the exercise of such Right is of one whole Common Share at the date of such exercise.  The Rights Agent shall have no obligation to make any payments in lieu of issuing fractions of Common Shares pursuant to this Subsection 5.6(b) unless and until the Company shall have provided to the Rights Agent the amount of cash to be paid in lieu of issuing such fractional Common Shares.

5.7  Rights of Action

Subject to the terms of this Agreement, all rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights.  Any holder of Rights, without the consent of the Rights Agent or of the holder of any other Rights, may, on such holder’s own behalf and for such holder’s own benefit and the benefit of other holders of Rights enforce, and may institute and maintain any suit, action or proceeding against the Company to enforce such holder’s right to exercise such holder’s Rights, or Rights to which such holder is entitled, in the manner provided in such holder’s Rights Certificate and in this Agreement.  Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and shall be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of the obligations of any Person subject to, this Agreement.

5.8 Regulatory Approvals

Any obligation of the Company or action or event contemplated by this Agreement shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority, including without limiting the generality of the foregoing, any necessary approvals of a stock exchange or market.

5.9 Notice of Proposed Actions

In case the Company shall propose after the Separation Time and prior to the Expiration Time to effect the liquidation, dissolution or winding up of the Company or the sale of all or substantially all of the Company’s assets, then, in each such case, the Company shall give to each holder of a Right, in accordance with Section 5.10 hereof, a notice of such proposed action, which shall specify the date on which such Flip-in Event, liquidation, dissolution, or winding up is to take  place, and such notice shall be so given at least 20 Business Days prior to the date of taking of such proposed action by the Company.

5.10 Notices

(a)
Notices or demands authorized or required by this Agreement to be given or made by the Rights Agent or by the holder of any Rights to or on the Company shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Rights Agent), or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:

CanAlaska Uranium Ltd.
Suite 1020   625 Howe Street
Vancouver, BC   V6C 2T6
Attention: President
Fax: (604) 688-3217

(b)
Notices or demands authorized or required by this Agreement to be given or made by the Company or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Company), or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:

CIBC Mellon
Suite 1600   1066 West Hastings Street
Vancouver, BC   V6E 3X1
Attention: Manager, Corporate Trust
Fax: (604) 688-4301

(c)
Notices or demands authorized or required by this Agreement to be given or made by the Company or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by first class mail, postage prepaid, addressed to such holder at the address of such holder as it appears upon the register of the Rights Agent or, prior to the Separation Time, on the register of the Company for its Common Shares.  Any notice which is mailed or sent in the manner herein provided shall be deemed given, whether or not the holder receives the notice.

(d)
Any notice given or made in accordance with this Section 5.10 shall be deemed to have been given and to have been received on the day of delivery, if so delivered, on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout or other cause) following the mailing thereof, if so mailed, and on the day of faxing, telegraphing, telecopying or sending of the same by other means of recorded electronic communication (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter).  Each of the Company and the Rights Agent may from time to time change its address for notice by notice to the other given in the manner aforesaid.

5.11 Compliance with Anti-Money Laundering Legislation

The Rights Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Rights Agent reasonably determines that such an act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline.  Further, should the Rights Agent reasonably determine at any time that its acting under this Agreement has resulted in it being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on ten (10) days’ written notice to the Company, provided: (i) that the Rights Agent’s written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Rights Agent’s satisfaction within such 10 day period, then such resignation shall not be effective.

5.12 Privacy Legislation

The parties acknowledge that federal and/or provincial legislation that addresses the protection of individual’s personal information (collectively, “Privacy Laws”) applies to obligations and activities under this Agreement.  Despite any other provision of this Agreement, neither party shall take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws.  The Company shall, prior to transferring or causing to be transferred personal information to the Rights Agent, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or shall have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws.  The Rights Agent shall use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws.

5.13 Costs of Enforcement

The Company agrees that if the Company fails to fulfil any of its obligations pursuant to this Agreement, then the Company shall reimburse the holder of any Rights for the costs and expenses (including legal fees) incurred by such holder, on a solicitor and solicitor-client basis, to enforce his or her rights pursuant to any Rights or this Agreement.

5.14 Successors

All the covenants and provisions of this Agreement by or for the benefit of the Company or the Rights Agent shall bind and endure to the benefit of their respective successors and assigns hereunder.

5.15 Benefits of this Agreement

Nothing in this Agreement shall be construed to give to any Person other than the Company, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; further, this Agreement shall be for the sole and exclusive benefit of the Company, the Rights Agent and the holders of the Rights.

5.16  Governing Law

This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of British Columbia and for all purposes shall be governed by and construed in accordance with the laws of such Province applicable to contracts to be made and performed entirely within such Province.

5.17 Severability

If any term or provision hereof or the application thereof to any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such term or provision shall be ineffective only as to such jurisdiction and to the extent of such invalidity or unenforceability in such jurisdiction without invalidating or rendering unenforceable or ineffective the remaining terms and provisions hereof in such jurisdiction or the application of such term or provision in any other jurisdiction or to circumstances other than those as to which it is specifically held invalid or unenforceable.

5.18 Effective Date and Shareholder Confirmation

(a)
This Agreement is effective from the date hereof; provided that unless this Agreement is confirmed by resolution passed by a majority of the votes cast by: (i) Independent Shareholders; and (ii) holders of Common Shares to the extent such a separate vote is required by a stock exchange on which Common Shares are listed, in each case present in person or voting by proxy at a meeting of shareholders of the Company to be held not later than October 9, 2012, the Rights Plan, this Agreement and all outstanding Rights shall terminate and be void and of no further force and effect from the close of business on October 9, 2012.

(b)
At the annual meeting of shareholders of the Company held in 2015 and every third anniversary thereafter, the Board of Directors may submit a resolution ratifying the continued existence of this Agreement (as it may be amended or restated) to the Independent Shareholders for their consideration and approval.  If no such resolution is submitted to any such meeting or the resolution is not passed by a majority of the votes cast by Independent Shareholders present in person or voting by proxy, then immediately following the meeting if no such resolution was submitted or upon confirmation by the chair of such meeting of the result of the vote on such resolution, without further formality, the Rights Plan, this Agreement and all outstanding rights shall terminate and be void and of no further force and effect; provided that termination shall not occur if a Flip-in Event has occurred (other than a Flip-in Event in respect of which the application of Section 3.1 has been waived pursuant to Section 5.1) prior to the time at which this Agreement would otherwise terminate pursuant to this Subsection 5.18(b).

5.19 Determinations and Actions by the Board of Directors

All actions, calculations and determinations (including all omissions with respect to the foregoing) which are done or made or approved by the Board of Directors in connection herewith, in good faith, shall not subject the Board of Directors or any director of the Company to any liability to the holders of the Rights.

5.20 Declaration as to Non-Canadian Holders

If in the opinion of the Board of Directors (who may rely upon the advice of counsel) any action or event contemplated by this Agreement would require compliance by the Company with the securities laws or comparable legislation of a jurisdiction outside Canada, the Board of Directors acting in good faith shall take such actions as it may deem appropriate to ensure such compliance.  In no event shall the Company or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to persons who are citizens, residents or nationals of any jurisdiction other than Canada in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.

5.21 Time of the Essence

Time shall be of the essence in this Agreement.

REMAINDER OF PAGE IS BLANK

5.22 Execution in Counterparts

This Agreement and all documents contemplated by or delivered in connection with this Agreement may be executed and delivered by facsimile, pdf email attachment or original and in any number of counterparts, and each executed counterpart shall be considered to be an original.  All executed counterparts taken together shall constitute one agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.
CANALASKA URANIUM LTD.

By:	“Peter Dasler”
Peter Dasler
President and Chief Executive Officer

CIBC MELLON TRUST COMPANY

By:	“Van Bot”
Van Bot

By:	“Tricia Murphy”
Tricia Murphy

SCHEDULE “A”
TO THE SHAREHOLDER RIGHTS PLAN AGREEMENT DATED APRIL 9, 2012 BETWEEM
CANALASKA URANIUM LTD. & CIBC MELLON TRUST COMPANY

FORM OF RIGHTS CERTIFICATE

CANALASKA URANIUM LTD.

SHAREHOLDER RIGHTS PLAN AGREEMENT

Certificate No.	Rights

THE RIGHTS ARE SUBJECT TO REDEMPTION, AT THE OPTION OF THE COMPANY, AND AMENDMENT OR TERMINATION ON THE TERMS SET FORTH IN THE SHAREHOLDER RIGHTS PLAN AGREEMENT.  UNDER CERTAIN CIRCUMSTANCES (SPECIFIED IN SUBSECTION 3.1(b) OF THE SHAREHOLDER RIGHTS PLAN AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR CERTAIN RELATED PARTIES, OR TRANSFEREES OF AN ACQUIRING PERSON OR CERTAIN RELATED PARTIES, MAY BECOME VOID.

RIGHTS CERTIFICATE

This certifies that       , or registered assigns, is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Shareholder Rights Plan Agreement, dated as of April 9, 2012, as the same may be amended or supplemented from time to time (the “Shareholder Rights Plan Agreement”), between CanAlaska Uranium Ltd., a company existing under the laws of British Columbia (the “Company”), and CIBC Mellon Trust Company, a corporation incorporated under the laws of Canada (the “Rights Agent”) (which term shall include any successor rights agent under the Shareholder Rights Plan Agreement), to purchase from the Company at any time after the Separation Time (as such term is defined in the Shareholder Rights Plan Agreement) and prior to the Expiration Time (as such term is defined in the Shareholder Rights Plan Agreement), one fully paid common share of the Company (a “Common Share”) at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate with the Form of Election to Exercise (in the form provided hereinafter) duly executed and submitted to the Rights Agent at its principal office in Vancouver, British Columbia.  Until adjustment thereof in certain events as provided in the Shareholder Rights Plan Agreement, the Exercise Price shall be:

(a)	until the Separation Time, an amount equal to three times the Market Price (as such term is defined in the Shareholder Rights Plan Agreement), from time to time, per Common Share; and
(b)	from and after the Separation Time, an amount equal to three times the Market Price, as at the Separation Time, per Common Share
(payable by certified cheque, banker’s draft, money order or wire transfer payable to the order of the Company).

In certain circumstances described in the Shareholder Rights Plan Agreement, each Right evidenced hereby may entitle the registered holder thereof to purchase or receive assets, debt securities or shares in the capital of the Company other than Common Shares, or more or less than one Common Share, all as provided in the Shareholder Rights Plan Agreement.

This Rights Certificate is subject to all of the terms and provisions of the Shareholder Rights Plan Agreement, which terms and provisions are incorporated herein by reference and made a part hereof and to which Shareholder Rights Plan Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Company and the holders of the Rights Certificates.  Copies of the Shareholder Rights Plan Agreement are on file at the registered office of the Company and are available upon request.

This Rights Certificate, with or without other Rights Certificates, upon surrender at any of the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates surrendered.  If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

Subject to the provisions of the Shareholder Rights Plan Agreement, the Rights evidenced by this Rights Certificate may be, and under certain circumstances are required to be, redeemed by the Company at a redemption price of $0.001 per Right, subject to adjustment in certain events.

No fractional Common Shares shall be issued upon the exercise of any Right or Rights evidenced hereby, but in lieu thereof a cash payment shall be made, as provided in the Shareholder Rights Plan Agreement.

No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Common Shares or of any other securities which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Shareholder Rights Plan Agreement or herein be construed to confer upon the holder hereof, as such, any of the Rights of a shareholder of the Company or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in the Shareholder Rights Plan Agreement), or to receive dividends or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Shareholder Rights Plan Agreement.

This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the signature of the proper officers of the Company.

Date:
CANALASKA URANIUM LTD.

By:
Authorized Signature

By:
Authorized Signature	Countersigned:
CIBC MELLON TRUST COMPANY

By:
Authorized Signature

SCHEDULE “B”
TO THE SHAREHOLDER RIGHTS PLAN AGREEMENT DATED APRIL 9, 2012 BETWEEM
CANALASKA URANIUM LTD. & CIBC MELLON TRUST COMPANY

FORM OF ELECTION TO EXERCISE
(To be executed by the registered holder if such holder desires to exercise the Rights Certificate.)

TO: CIBC MELLON TRUST COMPANY

The undersigned hereby irrevocably elects to exercise whole Rights represented by the attached Rights Certificate to purchase the Common Shares or other securities, if applicable, issuable upon the exercise of such Rights and requests that certificates for such securities be issued in the name of:

(Name)

(Address)

(City and Province)

Social Insurance Number or other taxpayer identification number.

Date:

Signature
Signature must correspond to name as written upon the face of this
Rights Certificate in every particular, without alteration or enlargement or any change whatsoever

Please print name of Signatory

If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:

(Name)

(Address)

(City and Province)

Social Insurance Number or other taxpayer identification number.

Date:

Signature
Signature must correspond to name as written upon the face of this
Rights Certificate in every particular, without alteration or enlargement or any change whatsoever

Please print name of Signatory

Signature Guaranteed

In Canada and the US: a Medallion Guarantee obtained from a member of an acceptable Medallion Guarantee Program (STAMP, SEMP or MSP). Many banks, credit unions and broker dealers are members of a Medallion Guarantee Program. The guarantor must affix a stamp in the space above bearing the actual words “Medallion Guaranteed”.

In Canada: a Signature Guarantee obtained from a major Canadian Schedule I bank that is not a member of a Medallion Guarantee Program. The guarantor must affix a stamp in the space above bearing the actual words “Signature Guaranteed”.

Outside Canada and the US: holders must obtain a guarantee from a local financial institution that has a corresponding affiliate in Canada or the US that is a member of an acceptable Medallion Guarantee Program. The corresponding affiliate must overguarantee the guarantee provided by the local financial institution.

CERTIFICATE

To be completed if true.)

The undersigned party exercising Rights hereunder, hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with any of the foregoing. Capitalized terms shall have the meaning ascribed thereto in the Shareholder Rights Plan Agreement.

Signature

Please print name of Signatory
NOTICE

In the event the certification set forth above in the Election to Exercise is not completed, the Company shall deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof (as defined in the Shareholder Rights Plan Agreement), and accordingly, such Rights shall be void,.  No Rights Certificates shall be issued in exchange for a Rights Certificate owned or deemed to have been owned by an Acquiring Person or an Affiliate or Associate thereof, or by a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof.

SCHEDULE “C”
TO THE SHAREHOLDER RIGHTS PLAN AGREEMENT DATED APRIL 9, 2012 BETWEEM
CANALASKA URANIUM LTD. & CIBC MELLON TRUST COMPANY

FORM OF ASSIGNMENT

(To be executed by the registered holder if such holder desires to transfer the Rights Certificate.)

FOR VALUE RECEIVED the undersigned hereby sells, assigns and transfers unto

(Please print name and address of transferee.)
the Rights represented by this Rights Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint _______________________, as attorney, to transfer the within Rights on the books of the Company, with full power of substitution.

Date:

Signature

Please print name of Signatory

Signature Guaranteed

In Canada and the US: a Medallion Guarantee obtained from a member of an acceptable Medallion Guarantee Program (STAMP, SEMP or MSP). Many banks, credit unions and broker dealers are members of a Medallion Guarantee Program. The guarantor must affix a stamp in the space above bearing the actual words “Medallion Guaranteed”.

In Canada: a Signature Guarantee obtained from a major Canadian Schedule I bank that is not a member of a Medallion Guarantee Program. The guarantor must affix a stamp in the space above bearing the actual words “Signature Guaranteed”.

Outside Canada and the US: holders must obtain a guarantee from a local financial institution that has a corresponding affiliate in Canada or the US that is a member of an acceptable Medallion Guarantee Program. The corresponding affiliate must overguarantee the guarantee provided by the local financial institution.

CERTIFICATE

(To be completed if true.)

The undersigned party transferring Rights hereunder, hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with any of the foregoing. Capitalized terms shall have the meaning ascribed thereto in the Shareholder Rights Plan Agreement.

Signature

Please print name of Signatory

NOTICE

In the event the certification set forth above in the Forms of Assignment is not completed, the Company shall deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof (as defined in the Shareholder Rights Plan Agreement), and accordingly, such Rights shall be void,.  No Rights Certificates shall be issued in exchange for a Rights Certificate owned or deemed to have been owned by an Acquiring Person or an Affiliate or Associate thereof, or by a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof.